Exhibit 99.1

Golden Star Second Quarter 2015 Financial Results

TORONTO, July 29, 2015 /CNW/ - Golden Star today reports its financial results for the quarter ended June 30, 2015 ("the second quarter" or "the period").  All references to currency are to US dollars.

•	Gold produced and sold during the second quarter was 55,132 ounces compared to 63,245 ounces in the prior quarter
•	Revenue for the second quarter was $65.8 million compared to $76.5 million for the prior quarter
•	Cost of sales before depreciation and amortization was $78.7 million and cash operating cost per ounce[1] totaled $1,113 for the second quarter
•	Cash used by operations for the second quarter was $2.7 million with a consolidated cash balance of $21.4 million at period end
•	Solid performance from Wassa open pit operations as improved grade reduced cash operating costs per ounce
•	Environmental permit received to develop Prestea's open pit operations and mining subsequently commenced
•	Bogoso operations continued to be impacted by fluctuating power supply and refractory mining will now be curtailed earlier to focus on higher margin Prestea development
•	Operating plan updated in response to lower gold price and guidance revised accordingly
•	Financing arrangement for $150 million with Royal Gold, Inc. and its wholly-owned subsidiary, successfully closed

1  See "Non-GAAP Financial Measures".

Sam Coetzer, President and CEO of Golden Star, commented:

"Recent market dynamics combined with ongoing in-country operating challenges have reaffirmed our commitment to our stated strategy.  That strategy remains to favour margin over ounces and to pursue growth from low cost non-refractory ore sources.  In this context we have made two critical changes to our near term operating plan.  We have commenced open pit mining at Prestea's surface deposits to deliver higher margin ounces to the non-refractory plant at Bogoso.  These will replace lower margin production from tailings retreatment.  The suspension of the Bogoso refractory business in a responsible manner will commence with immediate effect.  The result of these changes is a reduction in total ounces produced but an increase in potential returns to shareholders as direct operating costs are expected to reduce dramatically.

Our development projects have progressed well over the quarter.  With the closure of the financing transaction with Royal Gold we can accelerate these projects to deliver ounces in 2016.  At Wassa construction of the twin declines has started and the project is on schedule.  Ongoing operations at Wassa have not been impacted by the project and production at this mine was improved in the quarter.  At Prestea underground we will shortly release the findings of the Feasibility Study which I expect to show improvements in capital efficiency.  We remain on target to transform this business to a lower cost gold producer by the end of 2016."

Golden Star management will conduct a conference call and webcast tomorrow, July 30, 2015, to discuss these results at 10:00am EDT.

The quarterly results call can be accessed by telephone or by webcast as follows:

Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID: 50609963
Webcast: www.gsr.com

A recording of the call will be available until August 5, 2015 by dialing:

Toll free: +1 888 390 0541
Toll: +1 416 764 8677
Replay passcode: 609963#

The webcast will also be available after the call at www.gsr.com.

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

Summary of Consolidated Operational and Financial Results:

		Three months ended Jun. 30,	Three months ended Mar. 31,
		2015	2015
SUMMARY OF CONSOLIDATED FINANCIAL RESULTS
Wassa gold sold	oz	24,829	23,194
Bogoso gold sold	oz	30,303	40,051
Total gold sold	oz	55,132	63,245

Average realized price	$/oz	1,193	1,210
Cash operating cost per ounce - combined[1]	$/oz	1,113	1,061
All-in sustaining cost per ounce[1]	$/oz	1,302	1,239

Gold revenues	$'000	65,796	76,519
Cost of sales excluding depreciation and amortization	$'000	78,738	72,203
Depreciation and amortization	$'000	13,175	11,585
Mine operating loss	$'000	(26,117)	(7,269)
General and administrative expense	$'000	4,829	3,632
Loss on fair value of 5% Convertible Debentures	$'000	1,266	3,736
Impairment charges	$'000	34,396	—

Adjusted net loss attributable to shareholders	$'000	(15,979)	(8,955)
Net loss attributable to shareholders	$'000	(61,503)	(13,127)
Net loss per share – basic and diluted		$(0.24)	(0.05)

Cash (used in)/provided by operations	$'000	(2,664)	4,838
Cash used in operations before working capital changes	$'000	(8,670)	(2,224)
Cash (used in)/provided by operations per share – basic and diluted		$(0.01)	0.02

Capital expenditures	$'000	12,754	12,782

1 See "Non-GAAP Financial Measures".

Review of Financial Performance

Gold produced and sold in the period was 55,132 ounces compared to 63,245 ounces in the prior quarter with weaker production from the Bogoso refractory business.  This reduced production was the key driver of lower revenue for the second quarter of $65.8 million.

Cost of sales before depreciation and amortization increased from $72.2 million in the prior quarter to $78.7 million in the second quarter.  This was primarily as a result of severance charges of $13.0 million accrued at Bogoso in preparation for the suspension of the refractory operations.  Mine operating expenses were $60.2 million for the second quarter reduced from $69.2 million in the prior quarter primarily as a result of fewer tonnes mined and milled at Bogoso.  Mine operating losses were $26.1 million compared to $7.3 million in the prior quarter.

Corporate general and administrative expenditures were $4.8 million compared to $3.6 million in the prior quarter as non-cash expenses of $1.0 million relating to share-based compensation were accrued in the quarter.

In line with the decision to suspend the refractory business at Bogoso and in recognition of the recent decline in the gold price, impairment charges of $34.4 million was taken at the end of the quarter.  The charge was comprised of $8.7 million on mining interests, $12.9 million on materials and supplies inventory and $12.8 million on refractory ore inventory.  After this impairment and severance costs at Bogoso of $13.0 million, the adjusted net loss attributable to Golden Star shareholders for the second quarter was $16.0 million.

Cash used in operations before changes in working capital for the second quarter was $8.7 million and capital expenditures for the second quarter totaled $12.8 million.  Further capital expenditure of $50 million is expected for the year on the Wassa and Prestea mines.

The consolidated cash balance was $21.4 million at June 30, 2015 after the drawdown of $15.0 million on the Ecobank loan II in late June 2015.  Subsequent to period end, a $20.0 million loan from Royal Gold was received and the $40 million in an initial upfront payment on the stream from Royal Gold's subsidiary is expected tomorrow July 30, 2015.  These funds will be applied to the retirement of $38.0 million in debt outstanding on the Ecobank I loan.

Review of Operational Performance

Wassa Operations

		Three months ended Jun. 30,	Three months ended Mar. 31,
		2015	2015
WASSA FINANCIAL RESULTS
Revenue	$'000	29,615	28,112

Mine operating expenses	$'000	24,412	24,819
Severance charges	$'000	322	481
Royalties	$'000	1,483	1,406
Operating costs (to)/from metals inventory	$'000	(1,621)	1,144
Inventory net realizable value adjustment	$'000	721	803
Cost of sales excluding depreciation and amortization	$'000	25,317	28,653
Depreciation and amortization	$'000	2,841	3,900
Mine operating margin/(loss)	$'000	1,457	(4,441)

Capital expenditures	$'000	6,979	10,426

WASSA OPERATING RESULTS
Ore mined	t	753,883	560,151
Waste mined	t	2,688,452	2,361,781
Ore processed	t	609,076	630,720
Grade processed	g/t	1.36	1.20
Recovery	%	94.1	92.6
Gold sales	oz	24,829	23,194
Cash operating cost per ounce[1]	$/oz	918	1,119

1   See "Non-GAAP Financial Measures".

Ore tonnes mined in the second quarter increased 35% from the prior quarter as mining transitioned back into the Main pit from the Starter pit where operations were focused in the first quarter.  Grade mined and processed increased as expected with this shift to a higher grade zone.  Stripping increased in line with the forecast stripping ratio of approximately 4:1 for 2015.

Ore processed in the quarter declined marginally from the prior quarter with a crusher failure in June that resulted in a number of days of plant downtime.  However as a result of the higher grade, gold produced and sold at Wassa in the quarter increased to 24,829 ounces from 23,194 ounces in the prior quarter.

Mine operating expenses declined marginally with increased mining efficiencies in the larger Main pit and fewer tonnes processed.  However cash operating costs per ounce reduced considerably to $918 as a result of the combination of lower expenses and improved grade.

During the quarter, $2.8 million of capital was invested in the expansion of the tailings storage facility and improvements to the processing plant at Wassa.

Wassa open pit operations are performing satisfactorily with 48,023 ounces produced in 2015.  Expectations remain that the mine will perform in line with original guidance.  In July Wassa achieved 10 million lost time injury free hours and has had no medically treated injury recorded for over a year.

With solid production year to date and good progress on its development projects, Wassa is expected to continue to perform for the remainder of 2015.  Operational and costs expectations have been refined for the full year with production of 110,000 – 115, 000 ounces at a cash operating cost of $860 – 990 per ounce expected.

Bogoso Operations

Refractory mining in the second quarter was exclusively from the Chujah pit which is approaching the end of its mine life.  Accordingly tonnes mined declined in line with the mine plan and stockpiles were reduced with more tonnes processed than mined.  Approximately three quarters of Bogoso's mining fleet at the start of the year has now been redeployed to Wassa.  The remaining ore at Chujah is being mined by contractors.

Tonnes processed declined from the prior quarter.  Continued voltage fluctuations in the power supply over the quarter not only impacted the plant's ability to run at full capacity but also caused extensive damage to the milling circuit.  Repairs to this circuit further reduced the plant's availability over the quarter.  Grade mined and processed in the quarter was also below expectations.

Bogoso gold production and sales totaled 30,303 ounces in the second quarter compared to 40,051 ounces in the prior quarter and which combined with the lower realized gold price resulted in a decline in revenue to $36.2 million.

		Three months ended Jun. 30,	Three months ended Mar. 31,
		2015	2015
BOGOSO FINANCIAL RESULTS
Revenue	$'000	36,181	48,407

Mine operating expenses	$'000	35,835	43,943
Severance charges	$'000	13,038	3
Royalties	$'000	1,810	2,422
Operating costs from/ (to) metals inventory	$'000	2,738	(2,818)
Cost of sales excluding depreciation and amortization	$'000	53,421	43,550
Depreciation and amortization	$'000	10,334	7,685
Mine operating loss	$'000	(27,574)	(2,828)

Capital expenditures	$'000	5,775	2,356

BOGOSO OPERATING RESULTS
Ore mined refractory	t	427,808	741,992
Waste mined	t	664,036	1,439,321
Refractory ore processed	t	513,550	571,806
Refractory ore grade	g/t	2.06	2.59
Gold recovery – refractory ore	%	68.1	70.6
Non-refractory ore processed	t	380,452	421,566
Non-refractory ore grade	g/t	0.87	0.92
Gold recovery - non-refractory ore	%	43.7	41.9
Gold sold refractory	oz	25,702	34,589
Gold sold non-refractory	oz	4,601	5,462
Gold sales (total)	oz	30,303	40,051
Cash operating cost per ounce[1]	$/oz	1,273	1,027

1 See "Non-GAAP Financial Measures".

Tailings retreatment continued in the quarter at a slower pace as the anticipated seasonal impact of rainfall limited hydraulic mining.  For the remainder of 2015, tailings retreatment activities will be reduced to provide processing capacity in the non-refractory plant for Prestea South ore.

In the second quarter Bogoso's mine operating expenses were $35.8 million, a notable reduction from the prior quarter.  In addition to these expenses, $13 million was accrued in anticipation of severance payments to Bogoso staff in anticipation of the suspension of the refractory business.

Primarily as a result of lower tonnes processed at lower grades, cash operating cost per ounce totaled $1,273 for the second quarter, compared to $1,027 per ounce in the prior quarter.

Although significant cost and complexity was anticipated in the suspension of Bogoso's refractory business, expectations were that production in the second quarter would be far higher.  Significant management time and maintenance capital will be required to ensure that the remaining ore is mined and processed profitably.  This situation combined with the recent decline in gold price has led management to conclude that an immediate suspension of the refractory operation is best to preserve shareholder value.  With production now expected from Prestea open pits in the third quarter, the guidance for the remainder of the year has been revised down from 75,000 – 85,000 ounces to 20,000 – 25,000 ounces bringing full year production from Bogoso to between 95,000 and 100,000 ounces at a cash cost of between $1,065 - 1,150 per ounce.

Capital expenditures at Bogoso were negligible in the second quarter.

Review of Development Projects

Wassa Underground

Drilling below the Wassa Main pit since late 2011 was successful in increasing the Wassa Mineral Resource.  In March 2015 the results of a Feasibility Study on the economic viability of an underground mine were announced and the decision to progress with the construction of the underground mine was affirmed.  The underground mine will operate in conjunction with the existing open pit mine and the primary access will be a twin decline from the Wassa Main pit.

Infrastructure preparations for the exploration decline progressed well during the second quarter of 2015.  The following is a summary of the major recent advances:

•	Mining equipment has arrived on site;
•	The installation of the electrical infrastructure, including 4MVA generator capacity, is progressing well;
•	The first blast for the development of the decline took place in July 2015 and development of the decline is ongoing; and
•	The construction of support infrastructure is on target.

It is anticipated that the stoping will commence late in the first quarter of 2016 with first gold from underground expected in the second quarter 2016.

Capital expenditures of $3.4 million on the underground development in the quarter included support and electrical infrastructure construction and installation and the procurement of mobile mining equipment.  Aprroximately$10 million in capital expenditure is expected at Wassa underground for the remainder of the year.

Prestea Mine

Prestea mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits.  The mine is located 16 km south of the Bogoso mine and processing plants in the town of Prestea.  The underground mine is currently on care and maintenance.  A number of high grade surface deposits exist to the south of the underground mine that have historically been exploited by artisanal miners.  There are associated support facilities for both these operations.

The surface deposits are host to 122,000 ounces of non-refractory Mineral Reserves at an average grade of 2.24 g/t Au.  The environmental permit required to commence mining was issued by the Environmental Protection Agency in June 2015 after extensive impact assessment studies and local community consultations were undertaken.  Mining of these surface operations began early in the third quarter and this material will be processed at the Bogoso non-refractory plant where tailings retreatment has been ongoing of late.  Prestea South production is included in the guidance for Bogoso for the remainder of 2015 and is expected to contribute meaningfully in the last quarter of the year.

The preliminary economic assessment ("PEA") on the development of the Prestea underground mine was completed and published on SEDAR in 2014.  The PEA, which is based on development of a non-mechanized mining operation, indicated a post-tax IRR of 72% and net present value of $121 million at a $1,200 per ounce gold price.  Cash operating costs of $370 per ounce and all-in sustaining costs of $518 per ounce were estimated over the life of mine.

The Feasibility Study to confirm this assessment is ongoing and work is progressing well with opportunities for improved capital efficiency recently identified.  Results of the study are expected to be published this quarter.  The Company plans to bring Prestea underground mine into production by 2016 pending the completion of the study and receipt of environmental permits.

During the second quarter of 2015, the Company incurred capital expenditures totaling $5.5 million at Prestea.  The Company plans to spend a further $20 million on capital at Prestea in 2015.

Outlook

Bogoso refractory operations will be discontinued during the third quarter to preserve shareholder value.  All focus will be on bringing Prestea South into production and continuing the infrastructure upgrade at Prestea Underground to ensure production in 2016 is achieved.  As a result full year consolidated production is now expected to be 205,000 – 215,000 ounces at a cash cost per ounce of $955 – 1,050.

The Board and management are confident that this transition is critical to ensuring the optimal allocation of funds recently raised and achieving the Company's strategy of transforming to a low cost non-refractory producer by 2016.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data) (Unaudited)

	For the three months ended June 30,
	2015	2014

Revenue	$65,796	$79,567
Cost of sales excluding depreciation and amortization	78,738	78,432
Depreciation and amortization	13,175	5,182
Mine operating loss	(26,117)	(4,047)

Other expenses/(income)
Exploration expense	325	182
General and administrative	4,829	4,120
Finance expense, net	2,104	894
Other income	(49)	(143)
Loss/(Gain) on fair value of 5% Convertible Debentures	1,266	(2,392)
Impairment charges	34,396	—
Net loss	$(68,988)	$(6,708)
Net loss attributable to non-controlling interest	(7,485)	(1,555)
Net loss attributable to Golden Star shareholders	$(61,503)	$(5,153)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.24)	$(0.02)
Weighted average shares outstanding-basic and diluted (millions)	259.5	259.4

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30,
	2015	2014

OTHER COMPREHENSIVE LOSS
Net loss	$(68,988)	$(6,708)
Comprehensive loss	(68,988)	(6,708)
Comprehensive loss attributable to non-controlling interest	(7,485)	(1,555)
Comprehensive loss attributable to Golden Star shareholders	$(61,503)	$(5,153)

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of June 30,	As of December 31,

	2015	2014

ASSETS
Current assets
Cash and cash equivalents	$21,448	$39,352
Accounts receivable	10,208	14,832
Inventories	27,586	54,279
Prepaids and other	5,618	4,767
Total Current Assets	64,860	113,230
Restricted cash	2,043	2,041
Mining interests	132,414	142,782
Total Assets	$199,317	$258,053

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$124,971	$123,451
Current portion of rehabilitation provisions	7,087	4,562
Current portion of long term debt	19,111	17,181
Total Current Liabilities	151,169	145,194
Long term debt	108,024	85,798
Rehabilitation provisions	77,537	81,254
Total Liabilities	336,730	312,246

SHAREHOLDERS' EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	695,266	695,266
Contributed surplus	32,413	31,532
Deficit	(800,253)	(725,623)
Total Golden Star (Deficit)/ Equity	(72,574)	1,175
Non-controlling interest	(64,839)	(55,368)
Total Equity	(137,413)	(54,193)
Total Liabilities and Shareholders' Equity	$199,317	$258,053

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30,
	2015	2014

OPERATING ACTIVITIES:
Net loss	$(68,988)	$(6,708)
Reconciliation of net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	13,185	5,213
Net realizable value adjustment on inventory	721	—
Impairment charges	34,396	—
Accrued severance	9,420	—
Loss on retirement of asset	—	27
Share-based compensation	1,530	430
Loss/ (gain) on fair value of 5% Convertible Debentures	1,266	(2,392)
Accretion of other long term liabilities	304	—
Accretion of rehabilitation provisions	441	437
Amortization of deferred financing fees	62	62
Reclamation expenditures	(1,007)	(871)
Changes in working capital	6,006	4,753
Net cash provided by/ (used in)operating activities	(2,664)	951
INVESTING ACTIVITIES:
Additions to mining properties	(77)	(4,601)
Additions to plant and equipment	(874)	—
Additions to construction in progress	(11,131)	(1,671)
Capitalized interest	(672)	—
Change in accounts payable and deposits on mine equipment and material	2,063	(5,394)
Net cash used in investing activities	(10,691)	(11,666)
FINANCING ACTIVITIES:
Principal payments on debt	(4,379)	(3,695)
Proceeds from debt agreements	15,000	—
Net cash provided by/ (used in) financing activities	10,621	(3,695)
Decrease in cash and cash equivalents	(2,734)	(14,410)
Cash and cash equivalents, beginning of period	24,182	57,822
Cash and cash equivalents, end of period	$21,448	$43,412

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce", "adjusted net loss attributable to Golden Star shareholders" and "all-in sustaining cost per ounce".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs.  This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods.  Therefore, it is not indicative of the Company's overall profitability.

"Cash operating cost per ounce" for a period is equal to "Cost of sales excluding depreciation and amortization" for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges divided by the number of ounces of gold sold during the period.  We use cash operating cost per ounce as a key operating indicator.  We monitor this measure monthly, comparing each month's values to prior quarters' values to detect trends that may indicate increases or decreases in operating efficiencies.  We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines.  We calculate this measure for both individual operating units and on a consolidated basis.  Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under International Financial Reporting Standards ("IFRS").

In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Company's outstanding convertible debentures and non-cash impairment charges, the Company calculates "adjusted net loss attributable to Golden Star shareholders" to supplement the condensed interim consolidated financial statements.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company.  These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs.  There is material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2014 and the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013, available at www.sedar.com.

Cautionary note regarding forward-looking information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing for construction at Wassa; timing for the suspension of the Bogoso refractory operations, the timing for completion of the Feasibility Study at Prestea; gold production and cash operating costs forecasts for 2015; the Company's strategy of transforming its business to being a lower cost non-refractory producer and the timing thereof; the timing for first production from Wassa underground and Prestea underground; capital expenditures at Wassa and Prestea underground and further work required at Prestea underground.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information and statements.  Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date.  Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment.  Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Cautionary note to U.S. investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").  These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release and the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 18:33e 29-JUL-15